

February 10, 2014

Via E-mail
Mr. Brent Korb, Sr. Vice President – Finance and Chief Financial Officer
Quanex Building Products Corporation
1800 West Loop South, Suite 1500
Houston, TX 77027

> **Re:** **Quanex Building Products Corporation**
> **Form 10-K for the fiscal year ended October 31, 2013**
> **Filed December 18, 2013**
> **File No. 1-33913**

Dear Mr. Korb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

1. Please revise future filings to provide Backlog disclosures as required by Item 101(c)(1)(viii) of Regulation S-K or explain why they are not necessary.

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Engineered Products, page 28

2. It appears to us that the organic growth rate in net sales for the Engineered Products segment from fiscal year 2012 to 2013 was less than the overall market growth rate. Please revise future filings to address the reasons for differences in your organic growth rate relative to the overall market growth rate.

Liquidity and Capital Resources, page 34

3.   Given your foreign operations, please enhance your liquidity disclosures in future filings
to quantify the amount of cash and cash equivalents held at foreign locations as of
October 31, 2013, if material, and address the potential impact on your liquidity of
holding cash outside the US.

Critical Accounting Policies and Estimates, page 37

Goodwill, page 39

4.   We note your disclosure that "the fair value of the net assets for two units well exceeded
the carrying value, and the third exceeded the carrying value to a lesser extent." Please
revise future filings to either state that the fair value of a reporting unit substantially
exceeded its book value or, if not, to quantify the percentage by which fair value
exceeded book value. Please revise future filings to identify any reporting unit where
goodwill is at risk of impairment. Also, please explain to us your reporting units relative
to your operating segments.

Income Taxes, page 39

5.   Your disclosure indicates that it is generally difficult for positive evidence regarding
projected future taxable income, exclusive of reversing taxable temporary differences, to
outweigh objective negative evidence of recent financial reporting losses. Given your
two years of recent losses, please tell us and revise future filings, including your next
quarterly filing, to address the following:

- provide a more robust discussion of the specific factors you considered in
determining that no additional valuation allowance for deferred tax assets is
necessary, including the reasons why you expect to return to profitability in FY
2014;

- disclose the amount of taxable income you are required to generate and the time
period over which you are required to generate it to fully realize your deferred tax
assets; and

- disclose the potential impact on your financial statements if you determine you
will not return to profitability in FY 2014.

Management's Annual Report on Internal Control over Financial Reporting, page 48

6.   Please revise future filings to clarify the version, 1992 or 2013, of the criteria set forth by
the Committee of Sponsoring Organizations of the Treadway Commission in *Internal
Control — Integrated Framework* you utilized when performing your assessment of
internal control over financial reporting.

Consolidated Financial Statements

17. Segment Information, page 82

7.   It appears to us that you aggregate four operating segments into your Engineered Products reportable segment. Please demonstrate to us how you determined aggregation is appropriate and complies with ASC 280-10-50-11. We note we previously commented on this issue in connection with our review of your Form 10-K for fiscal year 2009. We also note since that time the number of your operating segments has increased from three to four. Please ensure your assessment provides a specific and comprehensive discussion of the similar economic characteristics of each operating segment during each period presented.

8.   Please explain to us how you considered ASC 280-10-50-40 in your determination that product line disclosures are not required. For example, we note from your business disclosures and your website that you appear to sell products across multiple product categories.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief